SILVER BUTTE COMPANY

45 NE 410 Loop, Ste. 495

San Antonio, TX 78216

(210) 524-9725

January 20, 2011

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:

WITHDRAWAL OF REQUEST FOR WITHDRAWAL

SEC Registration No. 333-166626

Initial Filing Date:  January 13, 2010

To:   Division of Corporate Finance

We are withdrawing our Request for Withdrawal of the Registration Statement dated January 13, 2011 and filed with the Commission on January 13, 2011.  The Company plans to file a post effective amendment to the Registration Statement.

If you have any questions, please do not hesitate to contact our securities counsel, Gregory M. Wilson, Esq. Tel. (509) 891-8373, fax (509) 891-8382.

Sincerely,

SILVER BUTTE COMPANY

a Nevada corporation,

/s/ Michael R. Ward

___________________________

Michael R. Ward

President and CEO